UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 17, 2024

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 4, 2024, Yandex N.V. (the “Company”) entered into a definitive agreement with a purchaser consortium to sell all of the group’s businesses in Russia and certain international markets (the “Target”). The Company’s shareholders, including the Class A shareholders, approved this proposal in early March. This transaction (the “Sale”) is being implemented in two closings.

The first closing occurred on May 17, 2024, at which time the Company sold a 68% interest in the Target in accordance with the terms described in the Company’s shareholder circular dated February 8, 2024.

In addition, an amendment of the Company’s articles of association that was approved by shareholders in March became effective at the first closing. This amendment significantly simplifies the Company’s corporate governance and capital structure – in particular, by eliminating the “priority share” previously held by the Public Interest Foundation, as well as the related rights of that Foundation to appoint two members of the Company’s Board of Directors. Further, four Russian members of our Board resigned with effect from first closing. The members of the Board of Directors are currently John Boynton (Chairman), Rogier Rijnja and Charles Ryan.

The Company expects that the second and final closing will occur within seven weeks after the first closing, at which time the Company will sell its remaining interest in the Target. The consideration at the second closing will be paid in a combination of up to 108 million Class A shares of Yandex N.V., with the balance (if any) to be paid in Chinese Yuan outside Russia. Following the second closing, Yandex N.V. will have no interest in the Russian businesses.

The number of Class A shares outstanding will be reduced by the number of shares received as partial consideration in the Sale at each of the first and second closing. Following the first closing, the aggregate number of Class A and Class B ordinary shares outstanding is 293.9 million. The Class A shares received as consideration will be held in treasury, pending use under the Company’s equity incentive plans and for further financing purposes.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Company dated May 17, 2024, announcing the first closing of the Sale.

INDEX TO EXHIBITS

99.1	Press release of Company dated May 17, 2024, announcing the first closing of the Sale.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: May 17, 2024	By:	/s/ John Boynton
John Boynton
Chairman of the Board